安寧控股有限公司
ENM Holdings Limited

07026985

28 September 2007

SEC FILE NO. 82-5101

VIA FEDERAL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

2007 OCT -2 A 9:30

Re: ENM Holdings Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's notice of board meeting (both English and Chinese versions), dated 4 September 2007, published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.enmholdings.com;

2. The Company's interim results announcement for the six months ended 30 June 2007 (both English and Chinese versions), dated 14 September 2007, published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.enmholdings.com;

3. The Company's notification of the Company's interim results announcement for the six months ended 30 June 2007, dated 14 September 2007, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 17 September 2007; and

4. The Company's 2007 Interim Report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ENM HOLDINGS LIMITED

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

Yvonne Cheng
Company Secretary

Enclosures

香港 九龍 尖沙咀東部 麼地道77號 華懋廣場1502室
Suite 1502 Chinachem Golden Plaza 77 Mody Road Tsimshatsui East Kowloon Hong Kong

Tel 852 2594 0600 Fax 852 2827 1491 URL www.enmholdings.com

ENM Holdings Limited

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 128)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of ENM Holdings Limited (the "Company") announces that a meeting of the Board will be held on Friday, 14 September 2007 at the registered office of the Company, for the purpose of approving, among other matters, the interim results of the Company and its subsidiaries for the six months ended 30 June 2007.

By Order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 4 September 2007

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the Non-executive Director is Mr. Raymond Wai Pun LAU, and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

ENM HOLDINGS LIMITED

安寧控股有限公司

(於香港成立之有限公司)

(股份代號：128)

董事會會議通告

安寧控股有限公司（「本公司」）董事會（「董事會」）宣佈，本公司將於二零零七年九月十四日(星期五)在本公司註冊辦事處舉行董事會會議，藉以批准（其中包括）本公司及其附屬公司截至二零零七年六月三十日止六個月之中期業績。

承董事會命

安寧控股有限公司

公司秘書

鄭佩敏

香港，二零零七年九月四日

於本公佈日期，執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉檳先生；而獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

ENM Holdings Limited
安寧控股有限公司
（於香港成立之有限公司）
（股份代號：128）

截至二零零七年六月三十日止六個月
中期業績公佈

安寧控股有限公司（「本公司」）董事會（「董事會」）謹此呈報本公司及其附屬公司（統稱「本集團」）截至二零零七年六月三十日止六個月之未經審核簡明綜合中期業績，連同二零零六年同期之未經審核比較數字。

本中期財務報告並未經審核，惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合收益表

截至二零零七年六月三十日止六個月－未經審核
（以港元呈列）

	附註	截至六月三十日止六個月 二零零七年 （未經審核） 千元	二零零六年 （未經審核） 千元
收入	3	**118,944**	102,488
銷售成本		**(48,998)**	(42,139)
毛利		**69,946**	60,349
其他收入及收益	4	**2,720**	1,635
銷售及分銷費用		**(39,790)**	(33,326)
行政費用		**(31,896)**	(33,982)
其他經營收入淨額		**28,993**	3,691
物業公允值收益／（虧損）及撥回重估虧絀淨額		**(3,986)**	2,218
融資成本	5	**(627)**	(459)
應佔聯營公司溢利及虧損		**(2,495)**	(2,351)
除稅前溢利／（虧損）	6	**22,865**	(2,225)
稅項	7	**—**	—
期內溢利／（虧損）		**22,865**	(2,225)
可分配於：			
本公司權益持有人		**24,813**	552
少數股東權益		**(1,948)**	(2,777)
		22,865	(2,225)
本公司普通股權益持有人應佔每股盈利	8		
－基本		**1.50仙**	0.03仙
－攤薄		**不適用**	不適用
每股股息	9	**零**	零

簡明綜合資產負債表

二零零七年六月三十日－未經審核
（以港元呈列）

	附註	二零零七年 六月三十日 （未經審核） 千元	二零零六年 十二月三十一日 （經審核） 千元
非流動資產			
物業、機器及設備		81,564	84,638
投資物業		121,280	123,900
預付土地租賃款項		3,023	3,063
商譽		6,610	6,610
於共同控制公司之權益		—	—
於聯營公司之權益		19,017	20,511
可供出售之投資		35,503	35,503
非流動資產總值		266,997	274,225
流動資產			
存貨		42,727	37,481
應收賬款	10	5,483	8,701
預付款項、按金及其他應收款項		51,208	33,267
預付土地租賃款項		77	77
按公允值計入損益中之股本投資		183,122	154,612
衍生金融工具		—	104
已抵押存款		342	342
定期存款		470,699	495,074
現金及銀行結餘		28,351	27,148
流動資產總值		782,009	756,806
流動負債			
應付賬款及其他應付款項	11	39,199	47,662
附息銀行及其他借款		11,220	9,268
債券之即期部份		3,505	4,102
其他貸款		5,276	5,304
應付稅項		5,497	5,497
流動負債總額		64,697	71,833
流動資產淨值		717,312	684,973
總資產減流動負債		984,309	959,198

	二零零七年 六月三十日 （未經審核） 千元	二零零六年 十二月三十一日 （經審核） 千元
總資產減流動負債	**984,309**	959,198
非流動負債		
債券	**3,781**	3,754
附息銀行及其他借款	**160**	206
遞延收入	**24,385**	25,821
非流動負債總額	**28,326**	29,781
資產淨值	**955,983**	929,417
權益		
本公司權益持有人應佔權益		
已發行股本	**16,507**	16,507
儲備	**913,911**	885,397
	930,418	901,904
少數股東權益	**25,565**	27,513
權益總額	**955,983**	929,417

附註：

1 編製基準及新增及經修訂香港財務報告準則之影響

簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」及香港聯合交易所有限公司頒佈之香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16編製而成。編製中期財務報表時所採納之會計政策及編製基準與截至二零零六年十二月三十一日止年度本集團之年度財務報表內所採用者均屬相同，惟於採納以下新增香港財務報告準則（「香港財務報告準則」，當中包括香港會計準則及詮釋），並於本期財務報表內首次採納之若干會計政策除外：

香港會計準則第1號修訂	資本披露
香港財務報告準則第7號	金融工具: 披露
香港（國際財務報告詮釋委員會）— 詮釋第7號	應用香港會計準則第29號「於惡性通賬經濟中財務報告」之重列方法
香港（國際財務報告詮釋委員會）— 詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告詮釋委員會）— 詮釋第9號	重估內含衍生工具
香港（國際財務報告詮釋委員會）— 詮釋第10號	中期財務報告及減值

香港會計準則第1號修訂將影響下列各項之披露：有關本集團資本管理之目標、政策及程序等非量化資料、有關本公司視爲資本之量化數據，及對任何資本要求之遵行情形，以及任何不合規情況之後果。

香港財務報告準則第7號規定披露能使財務報告使用者可評估本集團金融工具之重要性資料，以及該等金融工具所產生之風險性質及範圍，同時亦包括多項香港會計準則第32號「金融工具: 披露及呈列」之披露要求。

香港（國際財務報告詮釋委員會）— 詮釋第7號提出按香港會計準則第29號的規定，於報告期間，當實體確定其主要功能貨幣地區經濟存在惡性通貨膨脹，而該經濟體系於過往期間並無惡性通貨膨脹，該實體須按香港會計準則第29號的要求，重列其財務報表。

香港（國際財務報告詮釋委員會）— 詮釋第8號提出香港財務報告準則第2號「以股權支付」適用於當實體在交易當中無法確定部份或所有已收到的貨物或服務之特定交易。

香港（國際財務報告詮釋委員會）— 詮釋第9號提出香港會計準則第39號「金融工具：確認及計量」適用於當實體第一次成爲合約一方，實體須評估內含衍生工具是否須要與主合約分開，而被視爲衍生工具，並禁止隨後於合約有效期內重新評估，特別情況除外。

香港（國際財務報告詮釋委員會）— 詮釋第10號提出香港會計準則第34號的規定及按香港會計準則第36號「資產減值」就商譽及按香港會計準則第39號就若干金融資產減值虧損確認之互動，而實體不可撥回於過往中期報告期間就商譽或權益工具或以成本值列賬的金融資產已確認的減值虧損。

採納此等新香港財務報告準則並無對本集團之財務狀況或表現造成任何影響。本公司及本集團截至二零零七年十二月三十一日止年度之年度財務報表將根據香港會計準則第1號及香港財務報告準則第7號之規定作出全面披露。

2 已公佈但尚未生效之香港財務報告準則之影響

本集團並未在該等財務報表內應用下列已公佈但尚未生效之新訂及經修訂香港財務報告準則:

香港財務報告準則第8號	營運分類
香港會計準則第23號（經修訂）	借貸成本
香港（國際財務報告詮釋委員會）－ 詮釋第11號	香港財務報告準則第2號-集團及庫存股份交易
香港（國際財務報告詮釋委員會）－ 詮釋第12號	服務特許權安排

香港財務報告準則第8號須應用於二零零九年一月一日或以後開始的年度期間。該準則規定披露有關本集團業務分類之資料、提供之產品及服務、經營地區， 以及來自本集團主要客戶之收益。該準則將取代香港會計準則第14號「分類報告」。

香港會計準則第23號（經修訂）須應用於二零零九年一月一日或以後開始的年度期間。經修訂的香港會計準則第23號取消了即時確認直接應佔收購、建造或生產合資格資產之借貸成本的選擇 。合資格資產指需要花長時間才可達到可使用狀態或出售之資產。因此，實體須將該等借貸成本資本化為資產成本之一部分。

香港（國際財務報告詮釋委員會）－ 詮釋第11號及香港（國際財務報告詮釋委員會）－ 詮釋第12號須分別應用於二零零七年三月一日及二零零八年一月一日或以後開始的年度期間。

本集團預期採納上述準則將不會對本集團之財務狀況或表現構成重大影響。

3 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) 業務分類

	集團收入 截至六月三十日止六個月		溢利／（虧損）之貢獻 截至六月三十日止六個月	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	（未經審核）	*（未經審核）*	***（未經審核）***	*（未經審核）*
	千元	*千元*	***千元***	*千元*
批發及零售時裝及飾物	**95,044**	76,577	**(4,442)**	(6,973)
經營電訊業務	**635**	1,595	**2,089**	(998)
經營渡假中心及俱樂部	**8,733**	9,939	**(305)**	(56)
投資及財務管理	**14,532**	14,377	**34,209**	7,845
	118,944	102,488	**31,551**	(182)
未分配收入及支出淨額			**(1,578)**	(1,451)
物業公允值收入／(虧損)及撥回重估虧絀				
－投資物業			**(6,355)**	1,981
－渡假中心及俱樂部物業			**2,369**	237
融資成本			**(627)**	(459)
應佔聯營公司溢利及虧損			**(2,495)**	(2,351)
稅項			**－**	－
期內溢利/(虧損)			**22,865**	(2,225)

(b) 地區分類

	集團收入 截至六月三十日止六個月	
	二零零七年	二零零六年
	（未經審核）	*（未經審核）*
	千元	*千元*
香港	**118,272**	100,845
中國大陸	**672**	1,639
其他亞太地區	**－**	4
	118,944	102,488

4 其他收入及收益

其他收入及收益之分析如下：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	（未經審核）	*（未經審核）*
	千元	*千元*
租金收入	428	28
管理費	416	1,279
遞延收入攤銷	1,512	—
其他	364	328
	2,720	1,635

5 融資成本

	截至六月三十日止六個月	
	二零零七年	二零零六年
	（未經審核）	*（未經審核）*
	千元	*千元*
須於五年內悉數償還之銀行貸款及透支之利息	449	273
融資租賃之利息	7	7
債券之累增利息	171	179
	627	459

6 除稅前溢利／（虧損）

本集團之除稅前溢利／（虧損）經扣除／（計入）下列各項：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	（未經審核）	*（未經審核）*
	千元	*千元*
銷售存貨成本	**48,909**	42,053
預付土地租賃款項攤銷*	**40**	39
折舊*	**5,629**	4,046
應計應付款項之撥回*	**(5,488)**	(4,931)
股息收入#	**(1,440)**	(1,653)
利息收入#	**(13,092)**	(11,764)
匯兌收益淨額*	**(2,337)**	(2,555)
出售物業、機器及設備項目之收益	-	(26)
物業公允值（收益）／虧損及(撥回重估虧絀)淨額	**3,986**	(2,218)
按公允值計入損益中股本投資之公允值收益淨額*	**(27,518)**	(1,276)

* 該等結餘已計入簡明綜合收益表中「其他經營收入淨額」一項。

\# 該等結餘已計入簡明綜合收益表中「收入」一項。

7 稅項

由於本公司及其附屬公司於本期間並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本期間產生之應課稅溢利，故於截至二零零七年六月三十日止六個月之簡明綜合收益表內，並無作出香港利得稅及海外所得稅撥備（截至二零零六年六月三十日止六個月：無）。

於二零零七年六月三十日，本集團若干附屬公司有關稅務虧損之遞延稅項資產已予確認，惟僅以可抵銷於相同附屬公司就超出相關折舊之折舊免稅額所確認之任何遞延稅項負債爲限。由於任何其他稅務虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課稅溢利，故並未就其確認遞延稅項資產。

8 本公司普通股權益持有人應佔每股盈利

(a) 每股基本盈利

每股基本盈利乃根據期內本公司權益持有人應佔溢利24,813,000元（截至二零零六年六月三十日止六個月：552,000元）及期內已發行普通股加權平均數1,650,658,676股（截至二零零六年六月三十日止六個月：1,650,658,676股）計算。

(b) 每股攤薄盈利

由於截至二零零七年及二零零六年六月三十日止兩個六個月期間並不存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利金額。

9 股息

董事並不建議向股東派發任何中期股息（截至二零零六年六月三十日止六個月：無）。

10 **應收賬款**

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於二零零七年六月三十日之應收賬款結餘（按發票日期計算，並已扣除撥備）之賬齡分析如下：

	二零零七年六月三十日 **(未經審核)** ***千元***	二零零六年十二月三十一日 (經審核) *千元*
一個月之內	**2,864**	5,847
二至三個月	**298**	290
三個月以上	**2,321**	2,564
	5,483	8,701

11 **應付賬款及其他應付款項**

本集團所有應付賬款及其他應付款項乃無抵押、免息及須於一個月內到期或於接獲通知時償還。

行政總裁報告書

財務回顧

於回顧期間，本集團錄得營業額118,944,000港元（二零零六年：102,488,000港元），較二零零六年同期增加16%。截至二零零七年六月三十日止期間，本公司權益持有人應佔綜合溢利爲24,813,000港元（二零零六年：552,000港元）。

流動資金及財務狀況

本集團之財務狀況穩健，持有499,050,000港元現金及存款（二零零六年十二月三十一日：522,222,000港元）。於二零零七年六月三十日，借貸總額爲23,942,000港元（二零零六年十二月三十一日：22,634,000港元），其中20,001,000港元（二零零六年十二月三十一日：18,674,000港元）須於一年內到期償還。於中期報告結算日，本集團之資本負債比率（即借貸總額與本公司權益持有人應佔權益之比較）爲2.6%（二零零六年十二月三十一日：2.5%）。於二零零七年六月三十日之流動比率爲12.1倍（二零零六年十二月三十一日：10.5倍）。

於二零零七年六月三十日，本集團之借貸及銀行結餘主要以港元及美元爲單位，而滙兑差額已於中期財務報告內反映。本集團之所有借款均爲免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙及市場狀況，以判斷是否需要作出任何對沖。

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店（「洋洋顯達」）

洋洋顯達位於上海普陀區，由一間設有320個房間之四星級酒店、一個俱樂部及一間國際會議中心組成。自二零零六年俱樂部試業以來，俱樂部管理層已進一步完善設施並加強員工培訓。洋洋顯達整體表現理想。俱樂部管理層計劃重新設計該俱樂部達44,000平方呎之面積作水療用途，預期將提升俱樂部會籍銷售並有助促進俱樂部之團隊旅遊及公司會議等業務。

香港顯達鄉村俱樂部

香港特別行政區成立10周年慶典並未帶來預期之業務量，且中期營業額較去年減少。其業務亦受到荃灣區新增之四至五星級酒店影響。

儘管如此，俱樂部經營狀況仍保持穩定。管理層預期利用荃灣區城市重建專注於俱樂部成員活動及其會議舉辦能力。

電訊及科技

SinoPay.com Holdings Limited（「SinoPay」）

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司（「合營公司」），在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。為增加收入來源，合營公司已開發一個網上互惠基金交易平台。於二零零七年上半年，合營公司錄得利潤人民幣16,855,000元。

銀聯電子支付服務有限公司與廣州好易聯支付網絡公司（與合營公司屬同業之廣東公司）之間的合併計劃已被暫時擱置。SinoPay全體股東已簽署諒解備忘錄以進行SinoPay之重組。於重組完成後，SinoPay所持全部合營公司股份將轉讓至彼等最終股東。

北京慧點科技開發有限公司（「慧點」）

慧點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及辦公室自動化系統。

根據行業慣例，主要新合約及項目均於下半年簽訂及展開，此導致上半年之財務虧損，但管理層相信下半年其盈利將會取得重大改善。

無線上網卡業務

除與中國聯通及中國移動通信之無線上網卡業務外，上海安電通信科技發展有限公司已準備將其銷售組合擴展至包括其他電子及通訊產品，如銷售終端機等。管理層對新產品之銷售感到樂觀並預計將會擴大其業務客戶群。

時裝零售

詩韻有限公司（「詩韻」）

由於二零零六年年底數間店鋪遷址，加上零售環境表現強勁，使銷售額較去年同期增加。毛利亦有所改善。儘管店鋪租用成本隨市場狀況增加，但總體表現仍較去年有所提高。

詩韻亦正修訂其市場策略，集中於其廣告及促銷活動，以進一步提升其品牌形象。

生物醫藥

健亞生物科技股份有限公司（「健亞」）

健亞爲一家綜合醫藥公司，其業務範圍包括開發新藥物及研製新劑型、爲本地及國際藥物公司進行臨床測試、製藥，以及在台灣及區內市場進行藥物推廣及分銷。

健亞的兩種主要新藥物產品－供治療尿失禁的Urotrol及針對抗糖尿病藥的Diabetrol Slow Release（「SR」）獲得市場好評。爲增加其產量，於二零零七年三月，健亞向日本衛生機構提交AFM（國外生產委托書），預計將於二零零七年年底獲批准，並將帶動與日本藥品公司之間的OEM業務。健亞亦正開拓與美國其中一家最大藥品經銷商建立OEM夥伴關係。

在新藥物開發方面，健亞與包括台灣工業科技研究院（「工研院」）及國家衛生研究院（「國研院」）在內的政府機構合作研究計劃。該等研究計劃將專注於治療痛風、肥胖及嘔吐之特殊藥品之開發。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零七年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無本公司之董事知悉任何資料，足以合理地顯示本公司於截至二零零七年六月三十日止六個月任何期間內，未有遵守上市規則附錄14內所載之企業管治常規守則（「企業管治守則」）之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1條有關董事服務任期之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

董事會

於本公佈日期，本公司執行董事爲梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；本公司非執行董事爲劉偉檳先生；而本公司獨立非執行董事爲趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零七年九月十四日

ENM Holdings Limited

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

Interim Results Announcement for the six months ended 30 June 2007

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2007, together with the unaudited comparative amounts for the corresponding period in 2006.

The interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2007 - unaudited
(Expressed in Hong Kong dollars)

	Notes	Six months ended 30 June 2007 (Unaudited) $'000	2006 (Unaudited) $'000
Revenue	3	**118,944**	102,488
Cost of sales		**(48,998)**	(42,139)
Gross profit		**69,946**	60,349
Other income and gains	4	**2,720**	1,635
Selling and distribution costs		**(39,790)**	(33,326)
Administrative expenses		**(31,896)**	(33,982)
Other operating income, net		**28,993**	3,691
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net		**(3,986)**	2,218
Finance costs	5	**(627)**	(459)
Share of profits and losses of associates		**(2,495)**	(2,351)
Profit/(loss) before tax	6	**22,865**	(2,225)
Tax	7	**–**	–
Profit/(loss) for the period		**22,865**	(2,225)
Attributable to:			
Equity holders of the Company		**24,813**	552
Minority interests		**(1,948)**	(2,777)
		22,865	(2,225)
Earnings per share attributable to ordinary equity holders of the Company	8		
– Basic		**1.50 cents**	0.03 cents
– Diluted		**N/A**	N/A
Dividend per share	9	**Nil**	Nil

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2007 - unaudited
(Expressed in Hong Kong dollars)

	Notes	**30 June 2007 (Unaudited) $'000**	31 December 2006 (Audited) $'000
Non-current assets			
Property, plant and equipment		**81,564**	84,638
Investment properties		**121,280**	123,900
Prepaid land premiums		**3,023**	3,063
Goodwill		**6,610**	6,610
Interests in jointly-controlled entities		—	—
Interests in associates		**19,017**	20,511
Available-for-sale investments		**35,503**	35,503
Total non-current assets		**266,997**	274,225
Current assets			
Inventories		**42,727**	37,481
Trade receivables	10	**5,483**	8,701
Prepayments, deposits and other receivables		**51,208**	33,267
Prepaid land premiums		**77**	77
Equity investments at fair value through profit or loss		**183,122**	154,612
Derivative financial instruments		—	104
Pledged deposits		**342**	342
Time deposits		**470,699**	495,074
Cash and bank balances		**28,351**	27,148
Total current assets		**782,009**	756,806
Current liabilities			
Trade and other payables	11	**39,199**	47,662
Interest-bearing bank and other borrowings		**11,220**	9,268
Current portion of debentures		**3,505**	4,102
Other loans		**5,276**	5,304
Tax payable		**5,497**	5,497
Total current liabilities		**64,697**	71,833
Net current assets		**717,312**	684,973
Total assets less current liabilities		**984,309**	959,198

	30 June 2007 (Unaudited) $'000	31 December 2006 (Audited) $'000
Total assets less current liabilities	**984,309**	959,198
Non-current liabilities		
Debentures	**3,781**	3,754
Interest-bearing bank and other borrowings	**160**	206
Deferred income	**24,385**	25,821
Total non-current liabilities	**28,326**	29,781
Net assets	**955,983**	929,417
EQUITY		
Equity attributable to equity holders of the Company		
Issued capital	**16,507**	16,507
Reserves	**913,911**	885,397
	930,418	901,904
Minority interests	**25,565**	27,513
Total equity	**955,983**	929,417

Notes:

1 Basis of preparation and impact of new and revised Hong Kong Financial Reporting Standards

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 *Interim Financial Reporting* issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") issued by The Stock Exchange of Hong Kong Limited. The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006, except for the adoption of the following new Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) for the first time for the current period's financial statements:

HKAS 1 Amendment	Capital Disclosure
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

HKAS 1 Amendment affects the disclosures about qualitative information about the Group's objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32 *Financial Instruments: Disclosure and Presentation.*

HK(IFRIC)-Int 7 addresses the requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and requires an entity to restate its financial statements in accordance with HKAS 29.

HK(IFRIC)-Int 8 addresses the application of HKFRS 2 *Share-based Payments* to particular transactions in which the entity cannot identify specifically some or all of the goods or services received.

HK(IFRIC)-Int 9 addresses the application of HKAS 39 *Financial Instruments: Recognition and Measurement* that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract, and prohibits subsequent reassessment throughout the life of the contract except for exceptional circumstances.

HK(IFRIC)-Int 10 addresses the interaction between the requirements of HKAS 34 and the recognition of impairment losses on goodwill in HKAS 36 *Impairment of Assets* and certain financial assets in HKAS 39, and that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of these new HKFRSs did not have any impact on the financial position or performance of the Group. The full disclosures required under HKAS 1 and HKFRS 7 will be made in the annual financial statements of the Company and the Group for the year ending 31 December 2007.

2 Impact of issued but not yet effective HKFRSs

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in the interim financial statements:

HKFRS 8	Operating Segments
HKAS 23 (Revised)	Borrowing Costs
HK(IFRIC)-Int 11	HKFRS 2 - Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues from the Group's major customers. This standard will supersede HKAS 14 *Segment Report.*

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The revision to HKAS 23 removes the option of immediately recognising borrowing costs, that are directly attributable to the acquisition, construction or production of a qualifying asset, as an expense. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise such borrowing costs as part of the cost of the asset.

HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2007 and 1 January 2008, respectively.

The Group expects that the adoption of the above pronouncements will not have significant impact on the financial position or performance of the Group.

3 Revenue and segment information

An analysis of the Group's revenue and results by business segment and an analysis of the Group's revenue by geographical segment are as follows:

(a) Business segments

	Group revenue Six months ended 30 June		**Contribution to profit/(loss) Six months ended 30 June**	
	2007	2006	**2007**	2006
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	$'000	*$'000*	***$'000***	*$'000*
Wholesale and retail of fashion wear and accessories	**95,044**	76,577	**(4,442)**	(6,973)
Telecommunications operations	**635**	1,595	**2,089**	(998)
Resort and recreational club operations	**8,733**	9,939	**(305)**	(56)
Investments and treasury	**14,532**	14,377	**34,209**	7,845
	118,944	102,488	**31,551**	(182)
Unallocated gains and expenses, net			**(1,578)**	(1,451)
Fair value gains/(losses) and write-back of deficits on revaluation :				
- Investment properties			**(6,355)**	1,981
- Resort and recreational club properties			**2,369**	237
Finance costs			**(627)**	(459)
Share of profits and losses of associates			**(2,495)**	(2,351)
Tax			**–**	–
Profit/(loss) for the period			**22,865**	(2,225)

(b) Geographical segments

	Group revenue Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Hong Kong	**118,272**	100,845
Mainland China	**672**	1,639
Other Asia Pacific regions	**–**	4
	118,944	102,488

4 Other income and gains

An analysis of other income and gains is as follows:

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Rental income	**428**	28
Management fees	**416**	1,279
Amortisation of deferred income	**1,512**	–
Others	**364**	328
	2,720	1,635

5 Finance costs

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**449**	273
Interest on a finance lease	**7**	7
Accretion of interest on debentures	**171**	179
	627	459

6 Profit/(loss) before tax

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Cost of inventories sold	**48,909**	42,053
Amortisation of prepaid land premiums*	**40**	39
Depreciation*	**5,629**	4,046
Write-back of accrued payables*	**(5,488)**	(4,931)
Dividend income#	**(1,440)**	(1,653)
Interest income#	**(13,092)**	(11,764)
Exchange gains, net*	**(2,337)**	(2,555)
Gain on disposal of items of property, plant and equipment	**–**	(26)
Fair value (gains)/losses and (write-back of deficits) on revaluation of properties, net	**3,986**	(2,218)
Net fair value gains for equity investments at fair value through profit or loss*	**(27,518)**	(1,276)

* The balances are included in "other operating income, net" on the face of the condensed consolidated income statement.

\# The balances are included in "revenue" on the face of the condensed consolidated income statement.

7 Tax

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated income statement for the six months ended 30 June 2007 (Six months ended 30 June 2006: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset against any assessable profits generated during the period.

As at 30 June 2007, deferred tax assets have been recognised in respect of the tax losses of certain subsidiaries of the Group only to the extent to offset any deferred tax liabilities of the same subsidiaries recognised in connection with depreciation allowance in excess of related depreciation. Deferred tax assets have not been recognised for any other tax losses as such losses have arisen in subsidiaries of the Group that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

8 Earnings per share attributable to ordinary equity holders of the Company

(a) Basic earnings per share

The calculation of basic earnings per share amount is based on the profit attributable to ordinary equity holders of the Company for the period of $24,813,000 (Six months ended 30 June 2006: $552,000) and the weighted average number of ordinary shares in issue during the period of 1,650,658,676 (Six months ended 30 June 2006: 1,650,658,676).

(b) Diluted earnings per share

Diluted earnings per share amounts for both six-month periods ended 30 June 2007 and 2006 have not been disclosed as no diluting events existed during these periods.

9 Dividend

The directors do not recommend the payment of any interim dividend to shareholders (Six months ended 30 June 2006: Nil).

10 Trade Receivables

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of trade receivables as at 30 June 2007, based on the invoice date and net of provisions, is as follows:

	30 June 2007	31 December 2006
	(Unaudited)	*(Audited)*
	$'000	*$'000*
Within one month	**2,864**	5,847
Two to three months	**298**	290
Over three months	**2,321**	2,564
	5,483	8,701

11 Trade and other payables

All trade and other payables of the Group are unsecured, interest-free and repayable within one month or on demand.

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the period under review, the Group reported a turnover of HK$118,944,000 (2006: HK$102,488,000) which represents an increase of 16% as compared to the corresponding period in 2006. Consolidated profit attributable to equity holders of the Company amounted to HK$24,813,000 (2006: HK$552,000) for the period ended 30 June 2007.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$499,050,000 (31 December 2006: HK$522,222,000). At 30 June 2007, total borrowings amount to HK$23,942,000 (31 December 2006: HK$22,634,000) with HK$20,001,000 (31 December 2006: HK$18,674,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 2.6% at the interim period end date (31 December 2006: 2.5%). The current ratio at 30 June 2007 was 12.1 times (31 December 2006: 10.5 times).

At 30 June 2007, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

BUSINESS REVIEW

Resort and Recreational Club Operations

VivaSha Club Resort ("VivaSha")

VivaSha, comprising a 4-star Hotel with 320 rooms, a Clubhouse and an International Convention Center, is located in the Putao district of Shanghai. Club Management has further refined the facilities and strengthened staff training since the Club's soft opening in 2006. Overall performance of VivaSha has been satisfactory. Club Management plans to redesign 44,000 square feet of the Clubhouse into a spa which is expected to enhance Club membership sales and help promote the Club's group tourist and corporate conference business.

Hong Kong Hilltop Country Club

The 10th anniversary celebration of the establishment of HKSAR did not bring in as much business as forecasted, and total turnover for the interim period is below that of last year. Business has also been affected by a new supply of 4 to 5-star hotels in the Tsuen Wan area.

Despite these factors, club operations have remained steady. Management expects to take advantage of the urban renewal of Tsuen Wan by focussing on the Club's membership activities and conferencing capabilities.

Telecommunications & Technologies

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and intra-bank fund transfer solution services in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai. In order to diversify its income contribution sources, the JV this year developed on-line mutual fund trading. In the first half of 2007, the JV recorded profits of RMB16,855,000.

The proposed merger between Chinapay e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong, was suspended. All shareholders of SinoPay have instead signed a Memorandum of Understanding to launch a restructuring of SinoPay. After the restructuring, all JV shares held by SinoPay will be transferred to their ultimate shareholders.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in the PRC. Its core businesses are e-government projects and office automation.

Standard industry practice is for the majority of new contracts and projects to be signed and started during the second half of the year. This led to accounting losses during the first half of the year although management believes that there will be a significant improvement in earnings in the second half of the year.

Wireless Network Card Business

Apart from the wireless network card business with China Unicom and China Mobile, Shanghai ENM Telecom & Technology Limited has started to expand its sales mix to include other electronic and telecommunication products, such as the POS machine. With the sales of the new products, management expects to expand the business' customer base.

Retail Fashion

The Swank Shop Limited ("Swank")

The relocation of a number of shops at the end of 2006, coupled with a strong retail environment, has increased sales turnover from the same period last year. Gross profit has also shown improvement. Although shop occupancy costs have increased with the market, overall performance has improved since last year.

Swank is also revamping its marketing strategy, focussing both its advertising and promotion activities on further enhancing the brand image.

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated pharmaceutical company which encompasses new drug development and new formulation capabilities, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

Genovate's two major new drug products - Urotrol for the treatment of urinary incontinence and Diabetrol Slow Release ("SR") for the treatment of diabeties, have been well received by the market. To increase its manufacturing output, Genovate filed an AFM (Accredit for Foreign Manufacture) with the Japanese health authority in March 2007, which is expected to be approved by the end of 2007 and will kick off OEM business with Japanese pharmaceutical companies. Genovate is also exploring an OEM partnership with one of the largest drug distributors in the US.

In the field of new drug development, Genovate has research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI). These research programs focus on specialty drugs for the treatment of gout, obesity and vomiting.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2007 in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules except for the deviation in respect of the service term of directors under Code Provision A.4.1 of the CG Code.

Under Code Provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election. None of the existing non-executive and independent non-executive directors of the Company is appointed for a specific term. However, all of the non-executive and independent non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

BOARD OF DIRECTORS

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director of the Company is Mr. Raymond Wai Pun LAU; and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 14 September 2007

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

NOTIFICATION
INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of ENM Holdings Limited at www.enmholdings.com under "Investor Relations".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong from 9:00 a.m. to 12:45 p.m. and from 2:00 p.m. to 6:00 p.m., Mondays to Fridays; and from 9:00 a.m. to 1:00 p.m., Saturdays, from today until 15 October 2007. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 14 September 2007

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)
(股份代號：128)

通知

截至二零零七年六月三十日止六個月之中期業績公佈

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站www.hkex.com.hk「最新上市公司公告」一欄及安寧控股有限公司的網站www.enmholdings.com「投資者關係」一欄覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。*此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定*。投資者應覽閱上述公告以了解詳情。

由即日起至2007年10月15日止，公眾人士可於星期一至五上午9時至下午12時45分及下午2時至下午6時及星期六上午9時至下午1時到香港九龍尖沙嘴東部麼地道77號華懋廣場1502室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣1元。

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零七年九月十四日



Interim Report 2007

安寧控股有限公司
ENM Holdings Limited
(Stock Code: 0128)

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2007, together with the unaudited comparative amounts for the corresponding period in 2006.

This interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2007
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
	Notes	**2007**	2006
		(Unaudited)	*(Unaudited)*
		$'000	*$'000*
Revenue	3	**118,944**	102,488
Cost of sales		**(48,998)**	(42,139)
Gross profit		**69,946**	60,349
Other income and gains	4	**2,720**	1,635
Selling and distribution costs		**(39,790)**	(33,326)
Administrative expenses		**(31,896)**	(33,982)
Other operating income, net		**28,993**	3,691
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net		**(3,986)**	2,218
Finance costs	5	**(627)**	(459)
Share of profits and losses of associates		**(2,495)**	(2,351)
Profit/(loss) before tax	6	**22,865**	(2,225)
Tax	7	**—**	—
Profit/(loss) for the period		**22,865**	(2,225)
Attributable to:			
Equity holders of the Company		**24,813**	552
Minority interests		**(1,948)**	(2,777)
		22,865	(2,225)
Earnings per share attributable to ordinary equity holders of the Company	8		
– Basic		**1.50 cents**	0.03 cents
– Diluted		**N/A**	N/A
Dividend per share	9	**Nil**	Nil

The notes on pages 6 to 16 form part of this interim financial report.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2007
(Expressed in Hong Kong dollars)

	Notes	30 June 2007 (Unaudited) $'000	31 December 2006 (Audited) $'000
Non-current assets			
Property, plant and equipment		**81,564**	84,638
Investment properties		**121,280**	123,900
Prepaid land premiums		**3,023**	3,063
Goodwill		**6,610**	6,610
Interests in jointly-controlled entities		**—**	—
Interests in associates		**19,017**	20,511
Available-for-sale investments	10	**35,503**	35,503
Total non-current assets		**266,997**	274,225
Current assets			
Inventories		**42,727**	37,481
Trade receivables	11	**5,483**	8,701
Prepayments, deposits and other receivables		**51,208**	33,267
Prepaid land premiums		**77**	77
Equity investments at fair value through profit or loss		**183,122**	154,612
Derivative financial instruments		**—**	104
Pledged deposits		**342**	342
Time deposits		**470,699**	495,074
Cash and bank balances		**28,351**	27,148
Total current assets		**782,009**	756,806
Current liabilities			
Trade and other payables	12	**39,199**	47,662
Interest-bearing bank and other borrowings		**11,220**	9,268
Current portion of debentures	13	**3,505**	4,102
Other loans	18(b)	**5,276**	5,304
Tax payable		**5,497**	5,497
Total current liabilities		**64,697**	71,833
Net current assets		**717,312**	684,973
Total assets less current liabilities – page 3		**984,309**	959,198

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

As at 30 June 2007
(Expressed in Hong Kong dollars)

	Notes	**30 June 2007 (Unaudited) $'000**	31 December 2006 (Audited) $'000
Total assets less current liabilities – page 2		**984,309**	959,198
Non-current liabilities			
Debentures	13	**3,781**	3,754
Interest-bearing bank and other borrowings		**160**	206
Deferred income		**24,385**	25,821
Total non-current liabilities		**28,326**	29,781
Net assets		**955,983**	929,417
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	15	**16,507**	16,507
Reserves	16	**913,911**	885,397
		930,418	901,904
Minority interests	16	**25,565**	27,513
Total equity		**955,983**	929,417

The notes on pages 6 to 16 form part of this interim financial report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2007
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June	
		2007	2006
		(Unaudited)	*(Unaudited)*
		$'000	*$'000*
Total equity at 1 January		**929,417**	919,342
Changes in equity during the period:			
Exchange differences on translation of financial statements of foreign operations	16	**3,701**	1,145
Net gains recognised directly in equity		**3,701**	1,145
Profit/(loss) for the period		**22,865**	(2,225)
Total recognised income and expense for the period		**26,566**	(1,080)
Total equity at 30 June		**955,983**	918,262
Total recognised income and expense for the period attributable to:			
Equity holders of the Company		**28,514**	1,697
Minority interests		**(1,948)**	(2,777)
		26,566	(1,080)

The notes on pages 6 to 16 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2007
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Net cash outflow from operating activities	**(21,795)**	(7,003)
Net cash inflow/(outflow) from investing activities	**38,404**	(31,730)
Net cash inflow/(outflow) from financing activities	**790**	(4,393)
Net increase/(decrease) in cash and cash equivalents	**17,399**	(43,126)
Cash and cash equivalents at beginning of period	**27,148**	126,829
Effect of foreign exchange rate changes, net	**—**	4
Cash and cash equivalents at end of period	**44,547**	83,707
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**28,351**	32,251
Non-pledged time deposits with original maturity of less than three months when acquired	**16,196**	51,456
	44,547	83,707

The notes on pages 6 to 16 form part of this interim financial report.

(Expressed in Hong Kong dollars)

1 BASIS OF PREPARATION AND IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 *Interim Financial Reporting* issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") issued by The Stock Exchange of Hong Kong Limited. The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006, except for the adoption of the following new Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) for the first time for the current period's financial statements:

HKAS 1 Amendment	Capital Disclosure
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

HKAS 1 Amendment affects the disclosures about qualitative information about the Group's objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32 *Financial Instruments: Disclosure and Presentation*.

HK(IFRIC)-Int 7 addresses the requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and requires an entity to restate its financial statements in accordance with HKAS 29.

HK(IFRIC)-Int 8 addresses the application of HKFRS 2 *Share-based Payments* to particular transactions in which the entity cannot identify specifically some or all of the goods or services received.

HK(IFRIC)-Int 9 addresses the application of HKAS 39 *Financial Instruments: Recognition and Measurement* that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract, and prohibits subsequent reassessment throughout the life of the contract except for exceptional circumstances.

1 BASIS OF PREPARATION AND IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

HK(IFRIC)-Int 10 addresses the interaction between the requirements of HKAS 34 and the recognition of impairment losses on goodwill in HKAS 36 *Impairment of Assets* and certain financial assets in HKAS 39, and that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of these new HKFRSs did not have any impact on the financial position or performance of the Group. The full disclosures required under HKAS 1 and HKFRS 7 will be made in the annual financial statements of the Company and the Group for the year ending 31 December 2007.

2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HKFRSs

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in these interim financial statements:

HKFRS 8	Operating Segments
HKAS 23 (Revised)	Borrowing Costs
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues from the Group's major customers. This standard will supersede HKAS 14 *Segment Report*.

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The revision to HKAS 23 removes the option of immediately recognising borrowing costs, that are directly attributable to the acquisition, construction or production of a qualifying asset, as an expense. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise such borrowing costs as part of the cost of the asset.

HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2007 and 1 January 2008, respectively.

The Group expects that the adoption of the above pronouncements will not have significant impact on the financial position or performance of the Group.

3 REVENUE AND SEGMENT INFORMATION

An analysis of the Group's revenue and results by business segment and an analysis of the Group's revenue by geographical segment are as follows:

(a) Business segments

	Group revenue Six months ended 30 June		Contribution to profit/(loss) Six months ended 30 June	
	2007	2006	**2007**	2006
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	$'000	*$'000*	***$'000***	*$'000*
Wholesale and retail of fashion wear and accessories	**95,044**	76,577	**(4,442)**	(6,973)
Telecommunications operations	**635**	1,595	**2,089**	(998)
Resort and recreational club operations	**8,733**	9,939	**(305)**	(56)
Investments and treasury	**14,532**	14,377	**34,209**	7,845
	118,944	102,488	**31,551**	(182)
Unallocated gains and expenses, net			**(1,578)**	(1,451)
Fair value gains/(losses) and write-back of deficits on revaluation:				
– Investment properties			**(6,355)**	1,981
– Resort and recreational club properties			**2,369**	237
Finance costs			**(627)**	(459)
Share of profits and losses of associates			**(2,495)**	(2,351)
Tax			**—**	—
Profit/(loss) for the period			**22,865**	(2,225)

(b) Geographical segments

	Group revenue Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Hong Kong	**118,272**	100,845
Mainland China	**672**	1,639
Other Asia Pacific regions	**—**	4
	118,944	102,488

4 OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Rental income	**428**	28
Management fees	**416**	1,279
Amortisation of deferred income	**1,512**	—
Others	**364**	328
	2,720	1,635

5 FINANCE COSTS

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**449**	273
Interest on a finance lease	**7**	7
Accretion of interest on debentures	**171**	179
	627	459

6 PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Cost of inventories sold	**48,909**	42,053
Amortisation of prepaid land premiums*	**40**	39
Depreciation*	**5,629**	4,046
Write-back of accrued payables*	**(5,488)**	(4,931)
Dividend income#	**(1,440)**	(1,653)
Interest income#	**(13,092)**	(11,764)
Exchange gains, net*	**(2,337)**	(2,555)
Gain on disposal of items of property, plant and equipment	**—**	(26)
Fair value (gains)/losses and (write-back of deficits) on revaluation of properties, net	**3,986**	(2,218)
Net fair value gains for equity investments at fair value through profit or loss*	**(27,518)**	(1,276)

* The balances are included in "other operating income, net" on the face of the condensed consolidated income statement.

\# The balances are included in "revenue" on the face of the condensed consolidated income statement.

7 TAX

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated income statement for the six months ended 30 June 2007 (Six months ended 30 June 2006: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset against any assessable profits generated during the period.

As at 30 June 2007, deferred tax assets have been recognised in respect of the tax losses of certain subsidiaries of the Group only to the extent to offset any deferred tax liabilities of the same subsidiaries recognised in connection with depreciation allowance in excess of related depreciation. Deferred tax assets have not been recognised for any other tax losses as such losses have arisen in subsidiaries of the Group that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

8 EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

(a) Basic earnings per share

The calculation of basic earnings per share amount is based on the profit attributable to ordinary equity holders of the Company for the period of $24,813,000 (Six months ended 30 June 2006: $552,000) and the weighted average number of ordinary shares in issue during the period of 1,650,658,676 (Six months ended 30 June 2006: 1,650,658,676).

(b) Diluted earnings per share

Diluted earnings per share amounts for both six-month periods ended 30 June 2007 and 2006 have not been disclosed as no diluting events existed during these periods.

9 DIVIDEND

The directors do not recommend the payment of any interim dividend to shareholders (Six months ended 30 June 2006: Nil).

10 AVAILABLE-FOR-SALE INVESTMENTS

	30 June 2007 (Unaudited) $'000	31 December 2006 (Audited) $'000
Overseas listed equity investments, at fair value	**125**	125
Unlisted equity investments, at cost less impairment loss	**35,378**	35,378
	35,503	35,503

The above investments consist of investments in equity securities which are designated as available-for-sale financial assets and have no fixed maturity date or coupon rate.

The fair values of listed equity investments are based on quoted market prices. The unlisted equity investments are carried at cost, less any impairment losses, because the directors are of the opinion that their fair values cannot be measured reliably. Such investments are non-derivative and mainly represent investments in the shares of entities principally involved in medical drug development, manufacturing and distribution or electronic payment and intra-bank fund transfer services.

11 TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of trade receivables as at 30 June 2007, based on the invoice date and net of provisions, is as follows:

	30 June 2007 (Unaudited) $'000	31 December 2006 (Audited) $'000
Within one month	**2,864**	5,847
Two to three months	**298**	290
Over three months	**2,321**	2,564
	5,483	8,701

12 TRADE AND OTHER PAYABLES

All trade and other payables of the Group are unsecured, interest-free and repayable within one month or on demand.

13 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by a subsidiary of the Group, Hill Top Country Club Limited, subject to the rules and by-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from the payment of monthly subscription. At 30 June 2007, the redeemable periods of the Group's debentures carried at amortised costs were as follows:

	30 June 2007	31 December 2006
	(Unaudited)	*(Audited)*
	$'000	*$'000*
Within one year	**3,505**	4,102
In the second year	**2,328**	2,557
In the third to fifth years, inclusive	**1,453**	1,197
	3,781	3,754
	7,286	7,856

All redeemable debentures are denominated in Hong Kong dollars, interest-free and may be renewed upon maturity subject to the Group's consent.

The carrying amounts of the redeemable debentures approximate to their fair values.

14 SHARE OPTIONS

At 30 June 2007, the outstanding share options were as follows:

Date of grant	Exercise price	Number of share options outstanding at 30 June 2007
1 December 1999	$1.804	**48,000**
1 August 2000	$0.630	**264,000**
		312,000

These share options are exercisable before 29 December 2007.

At 30 June 2007, the Company had 312,000 share options outstanding under the share option schemes operated by the Company. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 312,000 additional ordinary shares of the Company and additional share capital of $3,120 and share premium of $249,792 (before issue expenses).

15 SHARE CAPITAL

	30 June 2007 ***(Unaudited)*** ***$'000***	31 December 2006 *(Audited)* *$'000*
Authorised:		
100,000,000,000 (31 December 2006: 100,000,000,000) ordinary shares of $0.01 each	**1,000,000**	1,000,000
Issued and fully paid:		
1,650,658,676 (31 December 2006: 1,650,658,676) ordinary shares of $0.01 each	**16,507**	16,507

In 2002, the Company underwent a capital reorganisation scheme, details of which are set out in note 32 on the Company's statutory financial statements for the year ended 31 December 2006.

16 RESERVES

	Attributable to equity holders of the Company							
	Share premium account (Unaudited) $'000	Capital redemption reserve (Unaudited) $'000	Special reserve (Unaudited) $'000	Exchange reserve (Unaudited) $'000	Property, plant and equipment revaluation reserve (Unaudited) $'000	Accumulated losses (Unaudited) $'000	Total (Unaudited) $'000	Minority interests (Unaudited) $'000
At 1 January 2006	1,189,721	478	808,822	1,718	3,114	(1,132,425)	871,428	31,407
Exchange realignment	—	—	—	1,145	—	—	1,145	—
Profit/(loss) for the period	—	—	—	—	—	552	552	(2,777)
At 30 June 2006	1,189,721	478	808,822	2,863	3,114	(1,131,873)	873,125	28,630
At 1 January 2007	1,189,721	478	808,822	2,633	4,121	(1,120,378)	885,397	27,513
Exchange realignment	—	—	—	3,701	—	—	3,701	—
Profit/(loss) for the period	—	—	—	—	—	24,813	24,813	(1,948)
At 30 June 2007	**1,189,721**	**478**	**808,822**	**6,334**	**4,121**	**(1,095,565)**	**913,911**	**25,565**

17 CONTINGENT LIABILITIES

At 30 June 2007, the Company or the Group had the following significant contingent liabilities:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to $11,670,000) from that subsidiary in relation to changes of rates applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to $21,286,000).

Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to $48,353,000) in September 2002 for the return of sums advanced on account of the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

In view of the above, management considers it unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(b) The Company had corporate guarantees executed as part of the security for general banking facilities granted to certain subsidiaries to the extent of $342,000 (31 December 2006: $342,000).

18 MATERIAL RELATED PARTY TRANSACTIONS

(a) The Group's material transactions with related parties during the period were as follows:

	Notes	Six months ended 30 June	
		2007	2006
		(Unaudited)	*(Unaudited)*
		$'000	*$'000*
Rental expenses and building management fees paid to related companies	(i)	**943**	874
Rental income, including amortisation of deferred income, from an associate	(ii)	**1,912**	—

Notes:

(i) The rental expenses and building management fees paid to related companies controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice.

(ii) The rental income from an associate arose from the lease of resort and recreational club properties in accordance with an operating lease arrangement signed with the associate.

(b) As at 30 June 2007, the unsecured loans from a minority shareholder of a subsidiary denominated in foreign currencies amounted to RMB1,216,241 (31 December 2006: RMB1,216,241) and US$521,859 (31 December 2006: US$521,859). The loans are interest-free and have no fixed terms of repayment. The carrying amounts of these loans approximate to their fair values.

(c) Compensation of key management personnel of the Group:

	Six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Short term employee benefits	**5,576**	5,775
Post-employment benefits	**90**	92
Total compensation paid to key management personnel	**5,666**	5,867

19 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's financial assets and liabilities mainly comprise interest-bearing bank and other borrowings, trade receivables and payables, and cash and bank balances, and are, in the normal course of business, exposed to foreign currency risk, interest rate risk and credit risk. The Group's risk management strategy aims to minimise the adverse effects of financial risks on the financial performance of the Group and the board reviews and agrees policies, as summarised below, for managing each of these risks. It is the Group's policy that financial instruments, if any, are only used to hedge underlying commercial exposures and are not held or sold for speculative purposes.

(a) Foreign currency risk

The Group has transactional currency exposures. Such exposures mainly arise from purchases of fashion wear and accessories in foreign currencies.

The Group does not currently have any hedge arrangement for elimination of the foreign currency risk exposures and will continue to monitor such exposures and market conditions to determine if any hedging is required in the future.

(b) Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's interest-bearing bank borrowings.

As the Group is due to fully settle its interest-bearing bank borrowings in the coming year and the corresponding interest rate risk is not expected to be significant, the Group has not used any interest rate swap to hedge its exposure to interest rate risk.

(c) Credit risk

The Group only allows minimal credit sales to its long term customers with good settlement history and has no significant concentration of credit risk. The Group's credit risk is effectively mitigated by its combination of cash and credit card sales.

20 POST BALANCE SHEET EVENT

Up to the date of this report, excluding the equity investment at fair value through profit or loss with a carrying value of $2,434,000 as at 30 June 2007 which the Group has disposed of for a realised gain of $333,000 during July 2007, the aggregate market value of the Group's other equity investments at fair value through profit or loss held as at 30 June 2007 has declined by approximately $9,424,000.

21 APPROVAL OF INTERIM FINANCIAL REPORT

The unaudited interim financial report was approved and authorised for issue by the board of directors on 14 September 2007.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

ERNST & YOUNG

To the Board of Directors of ENM Holdings Limited
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 1 to 16 which comprises the condensed consolidated balance sheet of ENM Holdings Limited as at 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Ernst & Young
Certified Public Accountants
18/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

14 September 2007

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period (2006: Nil).

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the period under review, the Group reported a turnover of HK$118,944,000 (2006: HK$102,488,000) which represents an increase of 16% as compared to the corresponding period in 2006. Consolidated profit attributable to equity holders of the Company amounted to HK$24,813,000 (2006: HK$552,000) for the period ended 30 June 2007.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$499,050,000 (31 December 2006: HK$522,222,000). At 30 June 2007, total borrowings amount to HK$23,942,000 (31 December 2006: HK$22,634,000) with HK$20,001,000 (31 December 2006: HK$18,674,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 2.6% at the interim period end date (31 December 2006: 2.5%). The current ratio at 30 June 2007 was 12.1 times (31 December 2006: 10.5 times).

At 30 June 2007, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (31 December 2006: US$44,000) were given to banks to secure general banking facilities to the extent of US$44,000 as at 30 June 2007 (31 December 2006: US$44,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 261 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

BUSINESS REVIEW

Resort and Recreational Club Operations

VivaSha Club Resort ("VivaSha")

VivaSha, comprising a 4-star Hotel with 320 rooms, a Clubhouse and an International Convention Center, is located in the Putao district of Shanghai. Club Management has further refined the facilities and strengthened staff training since the Club's soft opening in 2006. Overall performance of VivaSha has been satisfactory. Club Management plans to redesign 44,000 square feet of the Clubhouse into a spa which is expected to enhance Club membership sales and help promote the Club's group tourist and corporate conference business.

Hong Kong Hilltop Country Club

The 10th anniversary celebration of the establishment of HKSAR did not bring in as much business as forecasted, and total turnover for the interim period is below that of last year. Business has also been affected by a new supply of 4 to 5-star hotels in the Tsuen Wan area.

Despite these factors, club operations have remained steady. Management expects to take advantage of the urban renewal of Tsuen Wan by focussing on the Club's membership activities and conferencing capabilities.

Telecommunications & Technologies

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and intra-bank fund transfer solution services in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai. In order to diversify its income contribution sources, the JV has this year developed on-line mutual fund trading. In the first half of 2007, the JV recorded profits of RMB16,855,000.

The proposed merger between Chinapay e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong, was suspended. All shareholders of SinoPay have instead signed a Memorandum of Understanding to launch a restructuring of SinoPay. After the restructuring, all JV shares held by SinoPay will be transferred to their ultimate shareholders.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in the PRC. Its core businesses are e-government projects and office automation.

Standard industry practice is for the majority of new contracts and projects to be signed and started during the second half of the year. This led to accounting losses during the first half of the year although management believes that there will be a significant improvement in earnings in the second half of the year.

Wireless Network Card Business

Apart from the wireless network card business with China Unicom and China Mobile, Shanghai ENM Telecom & Technology Limited has started to expand its sales mix to include other electronic and telecommunication products, such as the POS machine. With the sales of the new products, management expects to expand the business' customer base.

Retail Fashion

The Swank Shop Limited ("Swank")

The relocation of a number of shops at the end of 2006, coupled with a strong retail environment, has increased sales turnover from the same period last year. Gross profit has also shown improvement. Although shop occupancy costs have increased with the market, overall performance has improved since last year.

Swank is also revamping its marketing strategy, focussing both its advertising and promotion activities on further enhancing the brand image.

Bio-Medical

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated pharmaceutical company which encompasses new drug development and new formulation capabilities, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

Genovate's two major new drug products – Urotrol for the treatment of urinary incontinence and Diabetrol Slow Release ("SR") for the treatment of diabeties, have been well received by the market. To increase its manufacturing output, Genovate filed an AFM (Accredit for Foreign Manufacture) with the Japanese health authority in March 2007, which is expected to be approved by the end of 2007 and will kick off OEM business with Japanese pharmaceutical companies. Genovate is also exploring an OEM partnership with one of the largest drug distributors in the US.

In the field of new drug development, Genovate has research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI). These research programs focus on specialty drugs for the treatment of gout, obesity and vomiting.

AUDIT COMMITTEE

The Company has an audit committee which was established pursuant to the requirements of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises of one non-executive director and three independent non-executive directors of the Company. The interim financial report for the six months ended 30 June 2007 has been reviewed by the Audit Committee.

REMUNERATION COMMITTEE

The Company has a remuneration committee which was established pursuant to the requirements of the Listing Rules. The remuneration committee comprises of two independent non-executive directors namely Dr Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON and one executive director namely Mr. Joseph Wing Kong LEUNG.

DIRECTORS' INTERESTS IN SHARES

At 30 June 2007, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, was as follows:

Long position in ordinary shares of HK$0.01 each of the Company:

Name of director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Mr. Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at 30 June 2007, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEME

In an Extraordinary General Meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company with flexible means of providing incentives and rewards to executive directors and employees for their contribution to the Group. A summary of the principal terms of the New Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. All new options shall be granted under the terms and conditions of the New Scheme. No options have yet been granted under the New Scheme.

All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Details of the outstanding share options as at 30 June 2007 were as follows:

	Number of options outstanding at the beginning of the period	**Number of options lapsed during the period**	**Number of options outstanding at the period end**	**Date granted**	**Price per share on exercise of options**
Granted under the Old Scheme:					
Employees	312,000	—	312,000	1 December 1999 to 1 August 2000	HK$0.63 to HK$1.804

Share options under the Old Scheme are exercisable before 29 December 2007.

Save as disclosed above, at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 30 June 2007, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of HK$0.01 each of the Company:

Name	Direct interests	Indirect interests	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms Nina KUNG (deceased) *(Note)*	—	570,974,145	570,974,145	34.6%

Note: The interest disclosed under Ms Nina KUNG (deceased) represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 30 June 2007, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2007 in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules except for the deviation in respect of the service term of directors under Code Provision A.4.1 of the CG Code.

Under Code Provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election. None of the existing non-executive and independent non-executive directors of the Company is appointed for a specific term. However, all of the non-executive and independent non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of all directors, all directors have complied with the required standard set out in the Model Code during the six months ended 30 June 2007.

BOARD OF DIRECTORS

As at the date of this report, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director of the Company is Mr. Raymond Wai Pun LAU; and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 14 September 2007

董事進行證券交易之標準守則

本公司已一直採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則(「標準守則」)作為本公司董事買賣本公司證券之操守守則。根據向全體董事作出之具體查詢,全體董事確認於截至二零零七年六月三十日止六個月內,已一直遵守標準守則所載之規定標準。

董事會

於本報告日期,本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生;本公司非執行董事為劉偉樑先生;而本公司獨立非執行董事為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港,二零零七年九月十四日

主要股東於股份之權益

於二零零七年六月三十日，載於本公司根據證券及期貨條例第336條所規定存置之登記冊內，擁有本公司已發行股本5%或以上之權益之人士如下：

於本公司每股面值0.01港元普通股之好倉：

名稱	直接權益	間接權益	所持有股數	佔本公司已發行股本百分比
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士(已故) *(附註)*	—	570,974,145	570,974,145	34.6%

附註： 龔如心女士(已故)名下所披露之權益為因其於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士(已故)於本公司股份所持有之權益。

除以上所披露者外，於二零零七年六月三十日，概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司股份。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零七年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無本公司之董事知悉任何資料，足以合理地顯示本公司於截至二零零七年六月三十日止六個月任何期間內，未有遵守上市規則附錄14內所載之企業管治常規守則(「企業管治守則」)之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1條有關董事服務任期之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

購股權計劃

為符合上市規則第17章(經修訂),及提供本公司一項具彈性方法,就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞,於二零零二年六月十四日舉行之本公司股東特別大會上,本公司股東已正式批准終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」),並採納一項新購股權計劃(「新計劃」)。新計劃之主要條款概要載於二零零二年五月二十八日向股東寄發之通函內。所有新購股權須根據新計劃之條款及條件授出。概無購股權根據新計劃授出。

所有根據舊計劃授出之尚未行使購股權仍然有效,並可根據舊計劃之條文行使。

於二零零七年六月三十日尚未行使之購股權詳情如下:

	期初尚未行使之購股權數目	於本期內失效之購股權數目	期終尚未行使之購股權數目	授出日期	行使購股權之每股價格
根據舊計劃授出:					
僱員	312,000	—	312,000	一九九九年十二月一日至二零零零年八月一日	0.63港元至1.804港元

根據舊計劃授出之購股權於二零零七年十二月二十九日前可予行使。

除上文所披露者外,任何董事或其配偶或未成年子女概無於本期間任何時間獲授予可藉購買本公司股份或債券而獲益之權利,亦無行使任何該等權利。本公司或其任何附屬公司亦無參與任何安排,致使董事可取得任何其他法人團體之該等權利。

董事於股份之權益

於二零零七年六月三十日，本公司一名董事於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份中擁有須記入本公司根據證券及期貨條例第352條存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益如下：

於本公司每股面值0.01港元普通股之好倉：

董事姓名	通過受控制公司持有之股份數目	佔本公司已發行股本百分比
梁榮江先生	200,000	0.012%

除上述披露者外，於二零零七年六月三十日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

時裝零售

詩韻有限公司(「詩韻」)

由於二零零六年年底數間店鋪遷址,加上零售環境表現強勁,使銷售額較去年同期增加。毛利亦有所改善。儘管店鋪租用成本隨市場狀況增加,但總體表現仍較去年有所提高。

詩韻亦正修訂其市場策略,集中於其廣告及促銷活動,以進一步提升其品牌形象。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞為一家綜合醫藥公司,其業務範圍包括開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥,以及在台灣及區內市場進行藥物推廣及分銷。

健亞的兩種主要新藥物產品-供治療尿失禁的Urotrol及針對抗糖尿病藥的Diabetrol Slow Release(「SR」)獲得市場好評。為增加其產量,於二零零七年三月,健亞向日本衛生機構提交AFM(國外生產委托書),預計將於二零零七年年底獲批准,並將帶動與日本藥品公司之間的OEM業務。健亞亦正開拓與美國其中一家最大藥品經銷商建立OEM夥伴關係。

在新藥物開發方面,健亞與包括台灣工業科技研究院(「工研院」)及國家衛生研究院(「國研院」)在內的政府機構合作研究計劃。該等研究計劃將專注於治療痛風、肥胖及嘔吐之特殊藥品之開發。

審核委員會

本公司根據上市規則之規定成立審核委員會,負責審閱及監察本集團之財務申報過程及內部監控。審核委員會由本公司一名非執行董事及三名獨立非執行董事組成。審核委員會已審閱截至二零零七年六月三十日止六個月之中期財務報告。

薪酬委員會

本公司根據上市規則之規定成立薪酬委員會,薪酬委員會由兩名獨立非執行董事趙世曾博士及Ian Grant ROBINSON先生及一名執行董事梁榮江先生組成。

業務回顧

渡假中心及俱樂部業務

上海洋洋顥達渡假酒店(「洋洋顥達」)

洋洋顥達位於上海普陀區,由一間設有320個房間之四星級酒店、一個俱樂部及一間國際會議中心組成。自二零零六年俱樂部試業以來,俱樂部管理層已進一步完善設施並加強員工培訓。洋洋顥達整體表現理想。俱樂部管理層計劃重新設計該俱樂部達44,000平方呎之面積作水療用途,預期將提升俱樂部會籍銷售並有助促進俱樂部之團隊旅遊及公司會議等業務。

香港顥達鄉村俱樂部

香港特別行政區成立10周年慶典並未帶來預期之業務量,且中期營業額較去年減少。其業務亦受到荃灣區新增之四至五星級酒店影響。

儘管如此,俱樂部經營狀況仍保持穩定。管理層預期將受惠於荃灣區城市重建而專注其俱樂部會員活動及會議舉辦能力。

資訊及科技

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司(「合營公司」),在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。為增加收入來源,合營公司已發展網上互惠基金交易平台。於二零零七年上半年,合營公司錄得利潤人民幣16,855,000元。

銀聯電子支付服務有限公司與廣州好易聯支付網絡公司(與合營公司屬同業之廣東公司)之合併計劃已被暫時擱置。SinoPay全體股東已簽署諒解備忘錄以進行SinoPay之重組。於重組完成後,SinoPay所持全部合營公司股份將轉讓至彼等最終股東。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目,其核心業務為政府電子化項目及辦公室自動化系統。

根據行業慣例,主要新合約及項目均於下半年簽訂及展開,此導致上半年之財務虧損,但管理層相信下半年其盈利將會取得重大改善。

無線上網卡業務

除與中國聯通及中國移動通信之無線上網卡業務外,上海安電通信科技發展有限公司已準備將其銷售組合擴展至包括其他電子及通訊產品,如銷售終端機等。管理層對新產品之銷售感到樂觀並預計將會擴大其業務客戶群。

中期股息

董事並不建議就呈報期間派發中期股息(二零零六年：無)。

行政總裁報告書

財務回顧

於回顧期間，本集團錄得營業額118,944,000港元(二零零六年：102,488,000港元)，較二零零六年同期增加16%。於截至二零零七年六月三十日止期間，本公司權益持有人應佔綜合溢利為24,813,000港元(二零零六年：552,000港元)。

流動資金及財務狀況

本集團之財務狀況穩健，持有499,050,000港元現金及存款(二零零六年十二月三十一日：522,222,000港元)。於二零零七年六月三十日，借貸總額為23,942,000港元(二零零六年十二月三十一日：22,634,000港元)，其中20,001,000港元(二零零六年十二月三十一日：18,674,000港元)須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即借貸總額與本公司權益持有人應佔權益之比較)為2.6%(二零零六年十二月三十一日：2.5%)。於二零零七年六月三十日之流動比率為12.1倍(二零零六年十二月三十一日：10.5倍)。

於二零零七年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兑差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙及市場狀況，以判斷是否需要作出任何對沖。

資產抵押

本集團於二零零七年六月三十日抵押其定期存款44,000美元(二零零六年十二月三十一日：44,000美元)，作為取得金額達44,000美元(二零零六年十二月三十一日：44,000美元)之一般銀行融資之抵押。

僱員及酬金政策

於本報告日期，本集團合共聘用261名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

核數師審閱報告

ERNST & YOUNG

致安寧控股有限公司董事會
(於香港註冊成立之有限公司)

前言

本所已完成審閱載於第1至16頁之中期財務資料，包括於二零零七年六月三十日安寧控股有限公司的簡明綜合資產負債表及於截至該日止六個月之相關簡明綜合收益表，權益變動表及現金流量表，以及解釋附註。按照香港聯合交易所有限公司證券上市規則之規定，中期財務資料必須遵照香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及該準則所載之有關條文編製。

董事負責按香港會計準則第34號編製及呈報此中期財務資料。本所之責任是根據審閱之結果作出結論。本所之報告按大家同意之聘用條款只向彼等之法人團體作出報告，而沒有其他目的。本所不會就本報告之內容對任何人仕負上責任或接受權責。

審閱範圍

本所根據香港會計師公會頒佈的香港審閱工作準則第2410號「獨立核數師對中期財務資料的審閱」進行審閱。中期財務資料之審閱範圍包括向財務及會計事宜之負責人作出查詢，及採用分析及其他審閱程序。由於審閱工作涵蓋之範圍遠較根據香港核數準則的審核工作為少，故本所不保證已知悉所有應於審核工作確認的重大事項。因此，本所不會發表任何審核意見。

結論

按照本所之審閱，概無發現任何令本所相信本中期財務資料有任何主要內容並非根據香港會計準則第34號編製。

安永會計師事務所
執業會計師
香港
中環金融街八號
國際金融中心二期十八樓

二零零七年九月十四日

19 財務風險管理目標及政策

本集團之財務資產及負債主要包括附息銀行及其他貸款、應收及應付賬款，以及現金及銀行結餘，全屬正常業務範疇，並承擔外幣風險、利率風險及信貸風險。本集團之風險管理策略旨在減少對本集團財務表現構成財務風險之不利影響，董事會檢討及認同利用該等政策(摘錄於下文)管理每項風險。本集團之政策為僅利用金融工具(如有)作潛在商業風險之對沖，而非作投機性持有或出售。

(a) 外幣風險

本集團面對交易貨幣風險。該等風險主要因以外幣購買時裝及飾物產生。

本集團現時並無任何減低外匯風險之對沖安排，將繼續監察該等風險及市場情況，以決定將來是否需要任何對沖安排。

(b) 利率風險

本集團面對之市場利率變動風險主要與本集團之附息銀行借款有關。

由於本集團須於來年全數償還其附息銀行貸款，預期相應利率風險並不重大，故本集團並無使用任何息率掉期協議以對沖利率風險。

(c) 信貸風險

本集團僅向還款記錄良好之長期客戶提供最低信貸銷售，信貸風險並不集中。現金及信用卡銷售之結合，有效減低本集團之信貸風險。

20 結算日後事項

直至本報告刊發之日，除於二零零七年六月三十日按公允值計入損益中之股本投資2,434,000元(本公司已於二零零七年七月將其出售，可變現收益為333,000元)外，本集團其他於二零零七年六月三十日按公允值計入損益中之股本投資之總市值已減值約9,424,000元。

21 批准中期財務報告

董事會於二零零七年九月十四日批准並授權刊發未經審核中期財務報告。

18 重大關連人士交易

(a) 本集團於期內與關連人士進行下列重大交易：

	附註	截至六月三十日止六個月 二零零七年 (未經審核) 千元	二零零六年 (未經審核) 千元
付予關連公司之租金開支及物業管理費	(i)	**943**	874
來自聯營公司之租金收入(包括遞延收入攤銷)	(ii)	**1,912**	–

附註：

(i) 向本公司一名主要股東所控制之關連公司支付之租金開支及物業管理費，乃參考有關之行業慣例而議定。

(ii) 來自一聯營公司之租金收入乃根據本集團與該聯營公司訂立之經營租約安排，出租渡假中心及俱樂部物業所產生。

(b) 於二零零七年六月三十日，來自一家附屬公司之少數股東無抵押貸款以外幣列值，為人民幣1,216,241元(二零零六年十二月三十一日：人民幣1,216,241元)及521,859美元(二零零六年十二月三十一日：521,859美元)。有關貸款為免息，並無固定還款期。該等貸款之賬面值與其公允值相約。

(c) 本集團主要管理人員之報酬：

	截至六月三十日止六個月 二零零七年 (未經審核) 千元	二零零六年 (未經審核) 千元
短期僱員福利	**5,576**	5,775
退休福利	**90**	92
已支付主要管理人員之報酬總額	**5,666**	5,867

16 儲備

	本公司權益持有人應佔							
	股份溢價 (未經審核) 千元	資本 贖回儲備 (未經審核) 千元	特殊儲備 (未經審核) 千元	滙兌儲備 (未經審核) 千元	物業、機器及 設備重估儲備 (未經審核) 千元	累計虧損 (未經審核) 千元	總計 (未經審核) 千元	少數 股東權益 (未經審核) 千元
於二零零六年一月一日	1,189,721	478	808,822	1,718	3,114	(1,132,425)	871,428	31,407
外滙調整	—	—	—	1,145	—	—	1,145	—
期內溢利/(虧損)	—	—	—	—	—	552	552	(2,777)
於二零零六年 六月三十日	1,189,721	478	808,822	2,863	3,114	(1,131,873)	873,125	28,630
於二零零七年一月一日	1,189,721	478	808,822	2,633	4,121	(1,120,378)	885,397	27,513
外滙調整	—	—	—	3,701	—	—	3,701	—
期內溢利/(虧損)	—	—	—	—	—	24,813	24,813	(1,948)
於二零零七年 六月三十日	**1,189,721**	**478**	**808,822**	**6,334**	**4,121**	**(1,095,565)**	**913,911**	**25,565**

17 或然負債

於二零零七年六月三十日，本公司或本集團有以下重大或然負債：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

鑑於以上所述，管理層認為產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(b) 本公司已簽立公司擔保，作為若干附屬公司獲授342,000元(二零零六年十二月三十一日：342,000元)之一般銀行信貸之部份抵押。

14 購股權

於二零零七年六月三十日，尚未行使之購股權如下：

授出日期	行使價	於二零零七年六月三十日之尚未行使購股權數目
一九九九年十二月一日	1.804元	**48,000**
二零零零年八月一日	0.630元	**264,000**
		312,000

此等購股權可於二零零七年十二月二十九日前行使。

於二零零七年六月三十日，根據本公司之購股權計劃，本公司有312,000份尚未行使之購股權。按本公司現行股本架構，倘餘下之購股權獲悉數行使，將會導致本公司額外發行312,000股普通股及獲得額外股本3,120元及股份溢價249,792元（扣除發行開支前）。

15 股本

	二零零七年六月三十日	二零零六年十二月三十一日
	(未經審核)	*(經審核)*
	千元	*千元*
法定：		
100,000,000,000股		
（二零零六年十二月三十一日：100,000,000,000股）		
每股面值0.01元之普通股	**1,000,000**	1,000,000
已發行及繳足：		
1,650,658,676股		
（二零零六年十二月三十一日：1,650,658,676股）		
每股面值0.01元之普通股	**16,507**	16,507

於二零零二年，本公司進行了一項股本重組計劃，計劃詳情載於本公司截至二零零六年十二月三十一日止年度之法定財務報告附註32。

12 應付賬款及其他應付款項

本集團所有應付賬款及其他應付款項乃無抵押、免息及須於一個月內到期或於接獲通知時償還。

13 債券

各債券持有人有權成為由本集團一附屬公司顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，有權享用俱樂部設施而免交月費。於二零零七年六月三十日，本集團按攤銷成本列賬之債券之贖回期間分析如下：

	二零零七年六月三十日 (未經審核) 千元	二零零六年十二月三十一日 (經審核) 千元
一年內	**3,505**	4,102
於第二年	**2,328**	2,557
於第三年至第五年(包括首尾兩年)	**1,453**	1,197
	3,781	3,754
	7,286	7,856

所有可贖回債券均以港元結算，並為免息，並可在本集團同意下於期滿時續期。

可贖回債券之賬面值約相等於公允值。

9 股息

董事並不建議向股東派發任何中期股息(截至二零零六年六月三十日止六個月：無)。

10 可供出售之投資

	二零零七年六月三十日	二零零六年十二月三十一日
	(未經審核)	*(經審核)*
	千元	千元
海外上市股本投資，按公允值	**125**	125
非上市股本投資，按成本值扣除減值虧損	**35,378**	35,378
	35,503	35,503

上述投資包括於股本證券之投資，乃指定作可供出售之投資及並無固定屆滿日期或票面利率。

上市股本投資之公允值根據市場報價而定。因董事認為非上市股本投資之公允值無法可靠地評估，故按成本值減任何減值虧損列賬。該等投資為非衍生工具，且主要為從事藥物研製及分銷或電子支付及銀行間跨行轉賬解決方案服務之公司。

11 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於二零零七年六月三十日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	二零零七年六月三十日	二零零六年十二月三十一日
	(未經審核)	*(經審核)*
	千元	千元
一個月之內	**2,864**	5,847
二至三個月	**298**	290
三個月以上	**2,321**	2,564
	5,483	8,701

6 除稅前溢利／(虧損)

本集團之除稅前溢利／(虧損)經扣除／(計入)下列各項：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	*(未經審核)*
	千元	*千元*
銷售存貨成本	**48,909**	42,053
預付土地租賃款項攤銷*	**40**	39
折舊*	**5,629**	4,046
應計應付款項之撥回*	**(5,488)**	(4,931)
股息收入#	**(1,440)**	(1,653)
利息收入#	**(13,092)**	(11,764)
滙兑收益淨額*	**(2,337)**	(2,555)
出售物業、機器及設備項目之收益	**—**	(26)
物業公允值(收益)／虧損及(撥回重估虧絀)淨額	**3,986**	(2,218)
按公允值計入損益中股本投資之公允值收益淨額*	**(27,518)**	(1,276)

* 該等結餘已計入簡明綜合收益表中「其他經營收入淨額」一項。

\# 該等結餘已計入簡明綜合收益表中「收入」一項。

7 稅項

由於本公司及其附屬公司於本期間並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本期間產生之應課稅溢利，故於截至二零零七年六月三十日止六個月之簡明綜合收益表內，並無作出香港利得稅及海外所得稅撥備(截至二零零六年六月三十日止六個月：無)。

於二零零七年六月三十日，本集團若干附屬公司有關稅務虧損之遞延稅項資產已予確認，惟僅以可抵銷於相同附屬公司就超出相關折舊之折舊免稅額所確認之任何遞延稅項負債為限。由於任何其他稅務虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課稅溢利，故並未就其確認遞延稅項資產。

8 本公司普通股權益持有人應佔每股盈利

(a) 每股基本盈利

每股基本盈利乃根據期內本公司普通股權益持有人應佔溢利24,813,000元(截至二零零六年六月三十日止六個月：552,000元)及期內已發行普通股加權平均數1,650,658,676股(截至二零零六年六月三十日止六個月：1,650,658,676股)計算。

(b) 每股攤薄盈利

由於截至二零零七年及二零零六年六月三十日止兩個六個月期間並不存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利金額。

4 其他收入及收益

其他收入及收益之分析如下：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	*(未經審核)*
	千元	*千元*
租金收入	**428**	28
管理費	**416**	1,279
遞延收入攤銷	**1,512**	—
其他	**364**	328
	2,720	1,635

5 融資成本

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	*(未經審核)*
	千元	*千元*
須於五年內悉數償還之銀行貸款及透支之利息	**449**	273
融資租賃之利息	**7**	7
債券之累增利息	**171**	179
	627	459

3 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) 業務分類

	集團收入 截至六月三十日止六個月		溢利／(虧損)之貢獻 截至六月三十日止六個月	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	(未經審核)	*(未經審核)*	***(未經審核)***	*(未經審核)*
	千元	*千元*	***千元***	*千元*
批發及零售時裝及飾物	**95,044**	76,577	**(4,442)**	(6,973)
經營電訊業務	**635**	1,595	**2,089**	(998)
經營渡假中心及俱樂部	**8,733**	9,939	**(305)**	(56)
投資及財務管理	**14,532**	14,377	**34,209**	7,845
	118,944	102,488	**31,551**	(182)
未分配收入及支出淨額			**(1,578)**	(1,451)
公允值收益／(虧損)及撥回重估虧絀：				
一投資物業			**(6,355)**	1,981
一渡假中心及俱樂部物業			**2,369**	237
融資成本			**(627)**	(459)
應佔聯營公司溢利及虧損			**(2,495)**	(2,351)
税項			**—**	—
期內溢利／(虧損)			**22,865**	(2,225)

(b) 地區分類

	集團收入 截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	*(未經審核)*
	千元	*千元*
香港	**118,272**	100,845
中國大陸	**672**	1,639
其他亞太地區	**—**	4
	118,944	102,488

1 編製基準及新增及經修訂香港財務報告準則之影響（續）

香港（國際財務報告詮釋委員會）－詮釋第10號提出香港會計準則第34號的規定及按香港會計準則第36號「資產減值」就商譽及按香港會計準則第39號就若干金融資產減值虧損確認之互動，而實體不可撥回於過往中期報告期間就商譽或權益工具或以成本值列賬的金融資產已確認的減值虧損。

採納此等新香港財務報告準則並無對本集團之財務狀況或表現造成任何影響。本公司及本集團截至二零零七年十二月三十一日止年度之年度財務報表將根據香港會計準則第1號及香港財務報告準則第7號之規定作出全面披露。

2 已公佈但尚未生效之香港財務報告準則之影響

本集團並未在該等財務報表內應用下列已公佈但尚未生效之新訂及經修訂香港財務報告準則：

香港財務報告準則第8號	營運分類
香港會計準則第23號（經修訂）	借貸成本
香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易
香港（國際財務報告詮釋委員會）－詮釋第12號	服務特許權安排

香港財務報告準則第8號須應用於二零零九年一月一日或以後開始的年度期間。該準則規定披露有關本集團業務分類之資料、提供之產品及服務、經營地區，以及來自本集團主要客戶之收益。該準則將取代香港會計準則第14號「*分類報告*」。

香港會計準則第23號（經修訂）須應用於二零零九年一月一日或以後開始的年度期間。經修訂的香港會計準則第23號取消了即時確認直接應佔收購、建造或生產合資格資產之借貸成本的選擇。合資格資產指需要花長時間才可達到可使用狀態或出售之資產。因此，實體須將該等借貸成本資本化為資產成本之一部分。

香港（國際財務報告詮釋委員會）－詮釋第11號及香港（國際財務報告詮釋委員會）－詮釋第12號須分別應用於二零零七年三月一日及二零零八年一月一日或以後開始的年度期間。

本集團預期採納上述準則將不會對本集團之財務狀況或表現構成重大影響。

(以港元呈列)

1 編製基準及新增及經修訂香港財務報告準則之影響

本簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司頒佈之香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16編製而成。編製中期財務報表時所採納之會計政策及編製基準與截至二零零六年十二月三十一日止年度本集團之年度財務報表內所採用者均屬相同,惟於採納以下新增香港財務報告準則(「香港財務報告準則」,當中包括香港會計準則及詮釋),並於本期財務報表內首次採納之若干會計政策除外:

香港會計準則第1號修訂	資本披露
香港財務報告準則第7號	金融工具:披露
香港(國際財務報告詮釋委員會)-詮釋第7號	應用香港會計準則第29號「於惡性通賬經濟中財務報告」之重列方法
香港(國際財務報告詮釋委員會)-詮釋第8號	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)-詮釋第9號	重估內含衍生工具
香港(國際財務報告詮釋委員會)-詮釋第10號	中期財務報告及減值

香港會計準則第1號修訂將影響下列各項之披露:有關本集團資本管理之目標、政策及程序等非量化資料、有關本公司視為資本之量化數據,及對任何資本要求之遵行情形,以及任何不合規情況之後果。

香港財務報告準則第7號規定披露能使財務報告使用者評估本集團金融工具之重要性資料,以及該等金融工具所產生之風險性質及範圍,同時亦包括多項香港會計準則第32號「金融工具:披露及呈列」之披露要求。

香港(國際財務報告詮釋委員會)-詮釋第7號提出按香港會計準則第29號的規定,於報告期間,當實體確定其主要功能貨幣地區經濟存在惡性通貨膨脹,而該經濟體系於過往期間並無惡性通貨膨脹,該實體須按香港會計準則第29號的要求,重列其財務報表。

香港(國際財務報告詮釋委員會)-詮釋第8號提出香港財務報告準則第2號「以股權支付」適用於當實體在交易當中無法確定部份或所有已收到的貨物或服務之特定交易。

香港(國際財務報告詮釋委員會)-詮釋第9號提出香港會計準則第39號「金融工具:確認及計量」適用於當實體第一次成為合約一方,實體須評估內含衍生工具是否須要與主合約分開,而被視為衍生工具,並禁止隨後於合約有效期內重新評估、特別情況除外。

簡明綜合現金流量表

截至二零零七年六月三十日止六個月
(以港元呈列)

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	*(未經審核)*
	千元	*千元*
經營業務之現金流出淨額	**(21,795)**	(7,003)
投資活動之現金流入／(流出)淨額	**38,404**	(31,730)
融資活動之現金流入／(流出)淨額	**790**	(4,393)
現金及現金等值增加／(減少)淨額	**17,399**	(43,126)
期初之現金及現金等值	**27,148**	126,829
外幣滙率變動影響淨額	**—**	4
期末之現金及現金等值	**44,547**	83,707
現金及現金等值之結餘分析		
現金及銀行結餘	**28,351**	32,251
於購入時原到期日少於三個月之非抵押定期存款	**16,196**	51,456
	44,547	83,707

第6至16頁之附註構成本中期財務報告之一部份。

簡明綜合股東權益變動表

截至二零零七年六月三十日止六個月
(以港元呈列)

	附註	截至六月三十日止六個月 **二零零七年** **(未經審核)** **千元**	 二零零六年 (未經審核) 千元
於一月一日之總權益		**929,417**	919,342
於期內之權益變動：			
換算海外業務財務報表之滙兑差額	16	**3,701**	1,145
於權益中直接確認之溢利淨額		**3,701**	1,145
期內溢利／(虧損)		**22,865**	(2,225)
期內已確認之收入及開支總額		**26,566**	(1,080)
於六月三十日之總權益		**955,983**	918,262
期內已確認之收入及開支總額可分配於：			
本公司權益持有人		**28,514**	1,697
少數股東權益		**(1,948)**	(2,777)
		26,566	(1,080)

第6至16頁之附註構成本中期財務報告之一部份。

簡明綜合資產負債表(續)

二零零七年六月三十日
(以港元呈列)

	附註	二零零七年六月三十日 (未經審核) 千元	二零零六年十二月三十一日 (經審核) 千元
總資產減流動負債－第2頁		**984,309**	959,198
非流動負債			
債券	13	**3,781**	3,754
附息銀行及其他借款		**160**	206
遞延收入		**24,385**	25,821
非流動負債總額		**28,326**	29,781
資產淨值		**955,983**	929,417
權益			
本公司權益持有人應佔權益			
已發行股本	15	**16,507**	16,507
儲備	16	**913,911**	885,397
		930,418	901,904
少數股東權益	16	**25,565**	27,513
權益總額		**955,983**	929,417

第6至16頁之附註構成本中期財務報告之一部份。

簡明綜合資產負債表

二零零七年六月三十日
(以港元呈列)

	附註	二零零七年六月三十日 (未經審核) 千元	二零零六年十二月三十一日 (經審核) 千元
非流動資產			
物業、機器及設備		**81,564**	84,638
投資物業		**121,280**	123,900
預付土地租賃款項		**3,023**	3,063
商譽		**6,610**	6,610
於共同控制公司之權益		**—**	—
於聯營公司之權益		**19,017**	20,511
可供出售之投資	10	**35,503**	35,503
非流動資產總值		**266,997**	274,225
流動資產			
存貨		**42,727**	37,481
應收賬款	11	**5,483**	8,701
預付款項、按金及其他應收款項		**51,208**	33,267
預付土地租賃款項		**77**	77
按公允值計入損益中之股本投資		**183,122**	154,612
衍生金融工具		**—**	104
已抵押存款		**342**	342
定期存款		**470,699**	495,074
現金及銀行結餘		**28,351**	27,148
流動資產總值		**782,009**	756,806
流動負債			
應付賬款及其他應付款項	12	**39,199**	47,662
附息銀行及其他借款		**11,220**	9,268
債券之即期部份	13	**3,505**	4,102
其他貸款	18(b)	**5,276**	5,304
應付税項		**5,497**	5,497
流動負債總額		**64,697**	71,833
流動資產淨值		**717,312**	684,973
總資產減流動負債－第3頁		**984,309**	959,198

安寧控股有限公司(「本公司」)董事會(「董事會」)謹此呈報本公司及其附屬公司(統稱「本集團」)截至二零零七年六月三十日止六個月之未經審核簡明綜合中期業績,連同二零零六年同期之未經審核比較數字。

本中期財務報告並未經審核,惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合收益表

截至二零零七年六月三十日止六個月
(以港元呈列)

	附註	截至六月三十日止六個月 二零零七年 (未經審核) 千元	 二零零六年 (未經審核) 千元
收入	3	**118,944**	102,488
銷售成本		**(48,998)**	(42,139)
毛利		**69,946**	60,349
其他收入及收益	4	**2,720**	1,635
銷售及分銷費用		**(39,790)**	(33,326)
行政費用		**(31,896)**	(33,982)
其他經營收入淨額		**28,993**	3,691
物業公允值收益/(虧損)及撥回重估虧絀淨額		**(3,986)**	2,218
融資成本	5	**(627)**	(459)
應佔聯營公司溢利及虧損		**(2,495)**	(2,351)
除稅前溢利/(虧損)	6	**22,865**	(2,225)
稅項	7	**—**	–
期內溢利/(虧損)		**22,865**	(2,225)
可分配於:			
本公司權益持有人		**24,813**	552
少數股東權益		**(1,948)**	(2,777)
		22,865	(2,225)
本公司普通股權益持有人應佔每股盈利	8		
一基本		**1.50仙**	0.03仙
一攤薄		**不適用**	不適用
每股股息	9	**零**	零

第6至16頁之附註構成本中期財務報告之一部份。



中期報告 2007

安寧控股有限公司
ENM Holdings Limited
(股份代號： 0128)

END